UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No 8)

Comstock Mining Inc.
Name of Issuer

Common Stock
(Title of Class of Securities)

205750300
CUSIP Number

John V. Winfield The InterGroup Corporation 1516 S. Bundy Drive, Suite 200 Los Angeles, California 90025 (310) 889-2500
Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

April 16, 2021
Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

CUSIP No. 205750300

1.	Name of Reporting Person John V. Winfield	Tax Identification Number

2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,233,244 (Item 5)
	8.	Shared Voting Power 2,748,644 (Item 5)
	9.	Sole Dispositive Power 2,233,244(Item 5)
	10.	Shared Dispositive Power 2,748,644

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,748,644 Shares of Common Stock (See Item 5)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row 11 6.5% (See Item 5)
14.	Type of Reporting Person IN

CUSIP No. 205750300

1.	Name of Reporting Person The InterGroup Corporation	Tax Identification Number 13-3293645

2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 515,400 (Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 515,400 (Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 515,400 Shares of Common Stock (See Item 5)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row 11 1.2% (See Item 5)
14.	Type of Reporting Person CO

CUSIP No. 205750300

1.	Name of Reporting Person Portsmouth Square, Inc.	Tax Identification Number 94-1674111

2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 268,700 (Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 268,700 (Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 268,700 Shares of Common Stock (See Item 5)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row 11 0.6% (See Item 5)
14.	Type of Reporting Person CO

CUSIP No. 205750300

1.	Name of Reporting Person Northern Comstock LLC	Tax Identification Number 27-3754012

2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,051,069 (Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,051,069 (Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,051,069 Shares of Common Stock (See Item 5)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row 11 4.8% (See Item 5)
14.	Type of Reporting Person CO

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock (“the Common Stock”) of Comstock Mining Inc., a Nevada corporation (“Comstock” or the “Issuer”). The address of the principal executive offices of the Issuer is 1200 American Flat Road, Virginia City, Nevada 89440.

Item 2.	Identity and Background

John V. Winfield’s business address is 1516 S. Bundy Drive, Suite 200, Los Angeles, CA 90025. Mr. Winfield’s principal occupation is President, Chief Executive Officer and Chairman of the Board of The InterGroup Corporation and its consolidated subsidiary Portsmouth Square, Inc. Mr. Winfield has not been subject to any proceedings requiring disclosure under sections (d) and (e) of this Item. Mr. Winfield is a citizen of the United States.

The InterGroup Corporation (“InterGroup”) is a Delaware corporation with its principal place of business at 1516 S. Bundy Drive, Suite 200, Los Angeles, CA 90025. InterGroup is a public company (NASDAQ: INTG). The principal business of InterGroup is to own and operate multi-family residential property and other real estate. Attached hereto as Appendix A is a schedule setting forth the executive officers and directors of InterGroup. InterGroup and/or any of its named executive officers and directors have not been subject to any of the proceedings requiring disclosure under sections (d) or (e) of this Item.

Portsmouth Square, Inc. (“Portsmouth”) is a California corporation with its principal place of business at 1516 S. Bundy Drive, Suite 200, Los Angeles, CA 90025. Portsmouth is a public company (OTCBB: PRSI) and a 71.3%-owned subsidiary of InterGroup. The principal business of Portsmouth is to own and operate real estate, primarily a San Francisco hotel, through a limited partnership. Attached hereto as Appendix B is a schedule setting forth the executive officers and directors of Portsmouth. Portsmouth and/or any of its named executive officers and directors have not been subject to any of the proceedings requiring disclosure under sections (d) or (e) of this Item.

Northern Comstock LLC (“NC”) is a Nevada limited liability company, with its principal place of business at 1200 American Flat Road, Virginia City, Nevada 89440. Comstock, DWC Resources, Inc. and Mr. Winfield are the members of NC. The principal business of NC is mining. Mr. Winfield is the sole manager of NC. Mr. Winfield has not been subject to any proceedings requiring disclosure under sections (d) and (e) of this Item. Mr. Winfield is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Winfield used personal funds to purchase the shares of Common Stock reported herein. InterGroup and Portsmouth used working capital as its source of funds to purchase the shares of Common Stock. NC received its shares as capital contributions under its operating agreement. See Item 4 below regarding the exchange of notes, convertible notes and debt instruments for preferred stock.

Item 4.	Purposes of Transactions.

On October 20, 2010, Mr. Winfield, InterGroup, Santa Fe and Portsmouth exchanged an aggregate of approximately $20,912,000 in notes, convertible notes and debt instruments that they held in Comstock for a total of 20,912 shares of newly created 7 1/2% Series A-1 Convertible Preferred Stock (the “A-1 Preferred”) of the Issuer. Of that amount, 7,681 shares of A-1 Preferred were issued to Mr. Winfield, 6,572 shares were issued to InterGroup, 2,249 shares were issued to Santa Fe and 4,410 shares were issued to Portsmouth. From October 20, 2010 to October 20, 2013, NC received a total of 3,450 shares of A-1 Preferred. Mr. Winfield had the sole voting power over the shares of A-1 Preferred owned by NC and the Common Stock represented thereby. Together, Mr. Winfield, InterGroup, Santa Fe, Portsmouth and NC constituted all of the holders of the A-1 Preferred.

Each share of A-1 Preferred had a stated value of $1,000 per share, a liquidation and change of control preference, semi-annual dividends at a rate of 7.5% per annum, payable in cash, common stock, preferred stock or any combination of the foregoing, at the election of Comstock, and was convertible into 1,536 shares of common stock of Comstock.

On August 26, 2015, Comstock received written authorization from a majority of the holders of the Company’s outstanding A-1 Preferred, Series A-2 Convertible Preferred Stock and Series B Convertible Preferred Stock (collectively, the “Preferred Stock”) to amend the certificates of designation of rights, preferences and limitations of the Preferred Stock (the “Charters”), and for the conversion of all such convertible preferred stock to Common Stock.

The amendments to the Charters resulted in the automatic conversion of the Preferred Stock into shares of Common Stock at the conversion price of each series of Preferred Stock. As a result of the conversion, Comstock issued approximately 53.6 million shares of Common Stock. Further, as a result of the approval of the amendments to the Charters, Comstock declared and paid each Preferred Stock holder a one-time dividend of 127 shares of Common Stock per share of Preferred Stock. Approximately 6,172,020 shares of Common Stock were issued for this one-time dividend.

On September 28, 2015, the Issuer signed an amendment related to the restructuring of its operating agreement with NC. The operating agreement of NC was originally executed and delivered on October 20, 2010. The amendments resulted in reduced capital contribution obligations of the Issuer from $31.05 million down to $9.75 million. The operating agreement of NC requires that the Issuer make monthly cash capital contributions of $30,000 to NC and annual capital contributions in the amount of $482,500 payable in stock or cash, at the Issuer’s option, unless the Issuer has cash and cash equivalents in excess of $10,500,000 on the date of such payments, wherein the Issuer would then be required to pay in cash. The number of shares to be delivered is calculated by dividing the amount of the capital contribution by the volume-weighted average closing price of the Issuer’s common stock on its primary trading market for the previous 20 consecutive trading days prior to such capital contribution. The operating agreement requires that these capital contributions commence in October 2015, and end in September 2027, unless prepaid by the Issuer. The second amendment to the operating agreement of NC was previously filed with the SEC on October 23, 2015 as exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q, which is incorporated herein by reference. On August 28, 2018 and 2017, the Issuer issued 2,774,490 and 2,513,021 shares of Common Stock to NC pursuant to the terms of the operating agreement of NC, respectively. On August 28, 2019, the Issuer issued 3,731,347 shares of Common Stock to NC pursuant to the terms of the operating agreement of NC. On August 28, 2020, the Issuer issued 343,058 shares of Common Stock to NC pursuant to the terms of the operating agreement of NC.

Mr. Winfield, InterGroup, Santa Fe, Portsmouth and NC have acquired the securities of Issuer for investment purposes. Although none of such reporting persons have any present intention to do so, any may make additional purchases of the securities of Issuer either in the open market or in privately negotiated transactions depending on an evaluation of the Issuer’s business prospects and financial condition, the market for securities, other available investment opportunities, money and other stock market conditions and other future developments. Depending on these factors, the reporting persons may decide at any time to sell all or part of their holdings of the Issuer’s securities in one or more public or private transactions.

As disclosed in its Definitive Information Statement on Schedule 14C, filed with the SEC on January 25, 2021, personnel of the former Santa Fe Financial Corporation received shareholder approval to distribute its assets, as described and subsequently dissolve, all as set forth in the Information Statement. On April 12, 2021, Santa Fe received a filed stamped copy of its Articles of Dissolution from the State of Nevada, and the Company is fully dissolved and no longer in legal existence. Santa Fe has disposed all of its LODE shares in the open market prior to its dissolution.

Other than discussed above, none of the reporting persons have any present plan or proposal that relate to or would result in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in the Securities of the Issuer

(a) As of April 29, 2021, Mr. Winfield directly owns 182,175 shares of Common Stock. In addition, Mr. Winfield has the sole voting power over 2,051,069 shares of Common Stock owned by NC. Those securities represent a total of 2,233,244 voting shares and constitute approximately 5.3% of the voting power of the Common Stock of the Issuer.

As of April 29, 2021, InterGroup owns 246,700 shares of Common Stock. Those securities constitute approximately 0.6% of the voting power of the Common Stock of the Issuer.

As of April 29, 2021, Portsmouth owns 268,700 shares of Common Stock. Those securities constitute approximately 0.6% of the voting power of the Common Stock of the Issuer.

(b) Mr. Winfield has the sole voting and disposition power over the shares of Common Stock directly owned by him. As Chairman, President and CEO of InterGroup and Portsmouth, and sole manager of NC, Mr. Winfield can be deemed to have shared power with those entities to direct the voting and disposition of the shares of Common Stock owned by such entities. Thus, Mr. Winfield may be deemed to beneficially own 2,748,644 shares of Common Stock for purposes of Section 13D of the Exchange Act, or approximately 6.5% of the voting power of the Common Stock of the Issuer.

The above percentages were determined based on the Issuer’s disclosures in its Annual Report on Form 10-K, filed with the SEC on March 10, 2021, which indicated that it had 42,455,515 shares of Common Stock outstanding.

(c) Information with respect to transactions in the Common Stock that were affected during the past sixty (60) days is set forth below:

Date	Number of Shares	Price per Share	Nature
3/3/2021	900	4.61	Purchase by InterGroup
3/4/2021	18,000	4.03	Purchase by Portsmouth
3/4/2021	27,000	4.03	Purchase by InterGroup
3/4/2021	9,000	4.17	Purchase by John Winfield
3/4/2021	3,600	4.31	Sale by John Winfield
3/4/2021	(3,600)	4.31	Sale by John Winfield
3/4/2021	(9,000)	4.31	Sale by John Winfield
3/5/2021	(18,000)	4.64	Sale by Portsmouth
3/5/2021	(16,200)	4.64	Sale by InterGroup
3/11/2021	90,000	4.18	Purchase by InterGroup
3/11/2021	53,000	4.17	Purchase by John Winfield
3/11/2021	22,000	4.17	Purchase by John Winfield
3/11/2021	10,700	4.17	Purchase by John Winfield
3/18/2021	(30,000)	4.96	Sale by InterGroup
3/18/2021	(18,000)	4.98	Sale by John Winfield
3/22/2021	(9,000)	6.04	Sale by Portsmouth
3/22/2021	(9,000)	6.04	Sale by InterGroup
3/22/2021	(18,900)	5.98	Sale by John Winfield
3/23/2021	(31,000)	6.07	Sale by Portsmouth
3/23/2021	(118,823)	6.20	Sale by John Winfield
3/23/2021	(6,500)	6.16	Sale by John Winfield
3/23/2021	(42,140)	6.20	Sale by John Winfield
3/23/2021	(22,183)	6.20	Sale by John Winfield
4/5/2021	11,700	4.71	Purchase by John Winfield
4/6/2021	2,700	4.61	Purchase by John Winfield
4/7/2021	30,000	4.70	Purchase by InterGroup
4/7/2021	30,600	4.72	Purchase by John Winfield
4/14/2021	(9,000)	4.29	Sale by John Winfield
4/15/2021	(1,800)	4.26	Sale by John Winfield
4/16/2021	(126,000)	4.05	Sale by John Winfield
4/19/2021	(131,502)	3.61	Sale by John Winfield

(d) No person other than Mr. Winfield, with respect to his shares, or InterGroup, Portsmouth and NC, with respect to their shares, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares beneficially owned by each of them.

(e) Not Applicable.

Item 6.	Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

On July 29, 2015, the Issuer entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”), with Mr. Winfield and entities affiliated with Mr. Winfield, pursuant to which the Issuer is generally prohibited from incurring indebtedness in excess of $5,000,000, subject to certain limited exceptions. The Stockholders’ Agreement was previously filed with the SEC on July 29, 2015 as exhibit 10.2 to the Issuer’s Current Report on Form 8-K, which is incorporated herein by reference.

The operating agreement of NC is described above. The Reporting Persons are filing this Form 13D for reporting purposes; however, the Reporting Persons do not, by filing this Form 13D, confirm that all obligations of the Issuer to these Reporting Persons under applicable agreements have been fulfilled, as the applicable agreements will require further future compliance by the Issuer.

Item 7.	Material to be Filed as Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 30, 2021	by	/s/ John V. Winfield
John V. Winfield

THE INTERGROUP CORPORATION

Date:	April 30, 2021	by	/s/ John V. Winfield
John V. Winfield, Chairman, President and CEO

PORTSMOUTH SQUARE, INC.

Date:	April 30, 2021	by	/s/ John V. Winfield
John V. Winfield, Chairman, President and CEO

NORTHERN COMSTOCK LLC

Date:	April 30, 2021	by	/s/ John V. Winfield
John V. Winfield, Manager

APPENDIX A

THE INTERGROUP CORPORATION

Executive Officers and Directors*

John V. Winfield	-	Chairman of the Board, President and Chief Executive Officer Citizenship: United States

Jerold R. Babin	-	Director. Principal Occupation: Retail Securities Broker, Retired First Vice President Wells Fargo Advisors. Citizenship: United States

Yvonne L. Murphy	-	Director. Principal Occupation: Consultant. Citizenship: United States

William J. Nance	-	Director. Principal Occupation: Certified Public Accountant (“CPA”) and Consultant. Citizenship: United States

John C. Love Independent	-	Director. Principal Occupation: Retired CPA, consultant to the hospitality and tourism industries; real estate broker. Citizenship: United States

Danfeng Xu	-	Secretary, Treasurer and Controller Citizenship: People’s Republic of China

David C. Gonzalez	-	Vice President Real Estate Citizenship: United States

* Business Address: The business address for all executive officers and directors is c/o The InterGroup Corporation, 1516 S. Bundy Drive, Suite 200, Los Angeles, CA 90025.

APPENDIX B

PORTSMOUTH SQUARE, INC.

Executive Officers and Directors*

John V. Winfield	-	Chairman of the Board, President and Chief Executive Officer Citizenship: United States

William J. Nance	-	Director. Principal Occupation: Certified Public Accountant (“CPA”) and Consultant. Citizenship: United States

Jerold R. Babin	-	Director. Principal Occupation: Retail Securities Broker, Retired First Vice President Wells Fargo Advisors. Citizenship: United States

John C. Love Independent	-	Director. Principal Occupation: Retired CPA, consultant to the hospitality and tourism industries; real estate broker. Citizenship: United States

Steve Grunwald	-	Director. Principal Occupation: Hospitality Operator. Citizenship: Belgium

Danfeng Xu	-	Secretary, Treasurer and Controller Citizenship: People’s Republic of China

* Business Address: The business address for all executive officers and directors is c/o Portsmouth Square, Inc., 1516 S. Bundy Drive, Suite 200, Los Angeles, CA 90025.